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03014406

RECEIVED FEB 28 2003 207 SECTION

**AM 3/5/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50076

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KINGSBRIDGE CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12407 RIDGE ROAD
(No. and Street)

KING GEORGE, VA 22485
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN A. BROWN 540-775-3254
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOWLING FRANKLIN & CO., LLP
(Name – *if individual, state last, first, middle name*)

1207 CHARLES STREET FREDERICKSBURG VA 22485
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen A. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kingsbridge Capital Corp, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephen A. Brown
Signature

President
Title

Charlotte A. Robinson
Notary Public
CHARLOTTE A ROBINSON --MY COMMISSION EXPIRES JUNE 30,2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KINGSBRIDGE CAPITAL CORP

FINANCIAL STATEMENTS

December 31, 2002

C O N T E N T S

BOWLING FRANKLIN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

CLARENCE A. BOWLING, C.P.A.
HARRY B.F. FRANKLIN, JR., C.P.A.
ROBERT T. BISHOP, C.P.A.
ELAINE F. FARMER, C.P.A.
HARRY D. DICKINSON, PH.D., C.P.A.

FREDERIC L. VAN DEVENTER, C.P.A.

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

FREDERICKSBURG, VIRGINIA
STAFFORD, VIRGINIA

INDEPENDENT AUDITORS' REPORT

Officers and Directors
Kingsbridge Capital Corp
King George, Virginia

We have audited the balance sheet of Kingsbridge Capital Corp as of December 31, 2002 and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kingsbridge Capital Corp as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Bowling Franklin & Co., LLP
Certified Public Accountants

Fredericksburg, Virginia
5/1 February 14, 2003

KINGSBRIDGE CAPITAL CORP

BALANCE SHEET

December 31, 2002

ASSETS

CURRENT ASSETS:	
Cash	$ 8 667
Total Current Assets	$ 8 667
OTHER ASSETS:	
Investments	$ 3 300
Total Other Assets	$ 3 300
Total Assets	$ 11 967

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Commission payable	$ 684
Total Current Liabilities	$ 684
STOCKHOLDER'S EQUITY (Note 2):	
Common stock, par value $1.20	
Authorized, 5,000 shares	
Issued and outstanding 5,000 shares	$ 6 000
Additional paid-in capital	3 300
Retained earnings	1 983
Total Stockholder's Equity	$ 11 283
Total Liabilities and Stockholder's Equity	$ 11 967

See Notes to Financial Statements.

KINGSBRIDGE CAPITAL CORP

STATEMENT OF INCOME

Year Ended December 31, 2002

INCOME:	
Commissions earned	$ 61 273
Interest income	139
Total Income	$ 61 412
EXPENSES:	
Commissions	$ 61 273
Total Expenses	$ 61 273
Net Income	$ 139

See Notes to Financial Statements.

KINGSBRIDGE CAPITAL CORP

STATEMENT OF RETAINED EARNINGS

Year Ended December 31, 2002

RETAINED EARNINGS, Beginning of Year	$ 1 844
ADD:	
Net income	139
RETAINED EARNINGS, End of Year	$ 1 983

See Notes to Financial Statements.

KINGSBRIDGE CAPITAL CORP

STATEMENT OF CASH FLOWS

Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 139
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase (decrease) in accounts payable	620
Net Cash Provided By Operating Activities	$ 759
Increase in Cash and Cash Equivalents	$ 759
CASH AND CASH EQUIVALENTS, Beginning of Year	7 908
CASH AND CASH EQUIVALENTS, End of Year	$ 8 667

See Notes to Financial Statements.

KINGSBRIDGE CAPITAL CORP

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Kingsbridge Capital Corp is a brokerage corporation. The Company is principally engaged in the purchase, sale and redemption of shares of registered investment companies.

The company is in the process of adding a new line of business, Section 529 College Savings Plans. This line of business is to be conducted exclusively with the sale and redemption of shares of registered investment companies.

Significant Accounting Policies

Cash

Cash equivalents are included in cash. The Company considers interest bearing investments due on demand as cash equivalents for both the financial statement and statement of cash flows.

Income Taxes

The Company has elected for income tax purposes, under the Internal Revenue Code and the State of New York, to be an S-corporation. The stockholders of an S-corporation are taxed on their proportionate share of the Company's taxable income.

Reserve Requirements

Kingsbridge Capital Corp is exempt from the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the (k)(1) exemption of Rule 15c3-3 as agreed in its restriction letter with NASD.

Possession or Control Requirement

Kingsbridge Capital Corp is exempt from the Information Relating to the Possession or Control Requirements of 15c3-3 under the (k)(1) exemption of Rule 15c3-3 as agreed in its restriction letter with the NASD.

Related Party

King George Capital Management, Inc. covers overhead expenses for Kingsbridge Capital Corp. Kingsbridge Capital Corp and King George Capital Management, Inc. have common stockholders.

NOTES TO FINANCIAL STATEMENTS

2. COMPUTATION OF NET CAPITAL

The Company, in compliance with NASD regulations, is required to have $5,000 net capital according to SEC. Rule 15c3-1 and is required to maintain at least $6,000 net capital under SEC Rule 17a-11. This computation for 2002 is as follows:

Total ownership equity qualified for net capital	$ 11 283
Deductions and/or charges	
Net capital before haircuts	$ 11 283
Haircuts on securities:	
Balance in Money Market and investments	
$11,283 - 2% haircut	226
Net Capital	$ 11 057

This calculation does not materially differ from the Firm's Focus report for the same period, with the exception that the Focus report reflected investments at no cost and no additional paid-in capital.

3. MATERIAL INADEQUACIES

With respect to our audit of Kingsbridge Capital Corp as of December 31, 2002, there were no material inadequacies found to exist since the date of the previous audit.

4. INVESTMENTS

On April 14, 2000 Kingsbridge Capital Corp purchased 300 warrants for $3,300 from the National Association of Securities Dealers, Inc. to purchase shares of common stock of the Nasdaq Stock Market, Inc. Each warrant is exercisable over a four-year period from June 28, 2002 to June 27, 2006, with a purchase price ranging from $13.00 to $16.00. These options become void on June 27, 2006. These warrants are reflected on the balance sheet at cost.